UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No       X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

BBVA has received a resolution from the Bank of Spain regarding the review of the identification of the BBVA Group as Other Systemically Important Institution (OSII) and the setting of the corresponding capital buffer.

In accordance with this resolution, the OSII capital buffer is increased by 25 basis points with respect to the buffer established in the previous year, standing at 100 basis points (1%) as of January 1, 2024. This increase is due to the adaptation of the Bank of Spain’s methodology for the determination of the OSII capital buffers in line with the revision of the methodological framework established by the European Central Bank. The score of the OSII 2024 exercise is in line with that obtained in the previous year’s exercise.

Madrid, September 29, 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 29, 2023	By:	/s/ Eduardo Avila Zaragoza

	Name:	Eduardo Avila Zaragoza
	Title:	Authorized Representative